EXHIBIT 23

The Board of Directors
Playtex Products, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-88806) on Form S-8 of Playtex Products, Inc. of our reports dated February 7, 1997, relating to the consolidated balance sheets of Playtex Products, Inc. and subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of operations, redeemable preferred stock, common stock, and other stockholders' equity, and cash flows for the twelve months ended December 28, 1996, December 30, 1995 and December 31, 1994 and related schedule, which reports appear or are incorporated by reference in the December 28, 1996 annual report on Form 10-K of Playtex Products, Inc.

                                                       /s/ KPMG Peat Marwick LLP

Stamford, Connecticut
March 27, 1997